FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Thursday 17 May 2012, London UK - LSE Announcement

GSK statement on tender offer to acquire Human Genome Sciences

GlaxoSmithKline plc (LSE: GSK) today commented on Human Genome Sciences (NASDAQ: HGSI) Board of Directors' decision to recommend against GSK's tender offer to acquire all of the outstanding shares of HGS for US$13.00 per share in cash.  The offer represents a premium of 81 percent to HGS's closing share price of US$7.17 on 18th April, the last trading day before HGS publicly disclosed GSK's private offer.  The offer is not conditioned on due diligence or financing.

GSK believes its offer represents full and fair value and is in the best interests of both companies' shareholders. It is well aligned to GSK's long-term strategy of delivering sustainable growth, simplifying GSK's business model, enhancing R&D returns and deploying capital with discipline.  For HGS shareholders, it provides immediate liquidity at a substantial premium while eliminating further exposure to the significant execution risk inherent in HGS achieving its future growth objectives.

GSK's offer incorporates the value of Benlysta, darapladib, albiglutide and HGS's pipeline and financial assets. It also reflects expected cost synergies of at least $200 million. Sales of Benlysta are in line with GSK's expectations and in the US were $25.7m in the fourth quarter of 2011 and $31.2m in the first quarter of 2012. Both albiglutide and darapladib are in development and are being evaluated in blinded clinical studies. Of the two pivotal phase III trials underway for darapladib, GSK currently believes the earliest the first trial can finish is in 2013 and the earliest the second trial can finish is sometime in 2014.

GSK owns the vast majority of the economics associated with each of albiglutide and darapladib.

HGS is entitled to certain conditional milestones and a mid single digit royalty if albiglutide is successfully commercialized.
For darapladib, if successfully developed, HGS is entitled to a 10 percent royalty and an option to co-promote and receive up to 20 percent profit share but will also need to make a proportionate contribution to investment for costs of launch and promotion.

GSK continues to believe that now is the appropriate time in the evolution of the GSK/HGS relationship for the companies to combine and that GSK is uniquely positioned to deliver on the opportunity of the combination.

GSK will continue to proceed with its tender offer and has clearly stated its preference to complete a transaction on a friendly basis in a timely fashion. The tender offer will close on June 7th.

V A Whyte
Company Secretary
17 May 2012

GlaxoSmithKline
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com

GlaxoSmithKline Enquiries:
Global Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Sard Verbinnen & Co:
US Media enquiries	George Sard	+1 212 687 8080	(New York)
	Andrew Cole	+1 212 687 8080	(New York)
	Michael Henson	+1 212 687 8080	(New York)

Cautionary statement regarding forward-looking statements
This communication does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

This communication contains forward-looking statements. GlaxoSmithKline cautions readers that any forward-looking statements made by GlaxoSmithKline, including those made in this communication, are risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a potential business combination transaction involving GlaxoSmithKline and Human Genome Sciences, including future financial and operating results, GlaxoSmithKline 's plans, objectives, expectations (financial or otherwise) and intentions relating to the potential business combination and other statements that are not historical facts.

Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell HGS common stock.  The solicitation and offer to buy HGS common stock will only be made pursuant to an offer to purchase and related materials.  Investors and securityholders are urged to read these material carefully when they become available since they will contain important information, including the terms and conditions of the offer.  The Offer to Purchase and related materials will be filed by GSK with the Securities and Exchange Commission (SEC) and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by GSK with the SEC at the website maintained by the SEC as www.sec.gov.  The Offer to Purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 or (800) 848-2998 (toll-free) or by email at HGStender@dfking.com.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 17, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc